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SECURIT. 04016325 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
B- 52253

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/03_____ AND ENDING____12/31/03____

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aladdin Capital LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

Three Landmark Square
                                        (No. and Street)

Stamford   **CT**   **06901**

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Paul H. Eichhorn   **(203) 356-1900**

                                                        (Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
  PricewaterhouseCoopers LLP

                        (Name – if individual, state last, first, middle name)

1177 Avenue of the Americas   **New York**   **NY**   **10036**

        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Paul H Eichhorn_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Aladdin Capital LLC_ , as of _Dec 31_ , 20_03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Paul H Eich
Signature

CFO
Title

Stephanie L Spruyt
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Aladdin Capital LLC

(A wholly-owned subsidiary of Aladdin Capital Holdings, LLC)
Financial Statements and
Supplementary Information pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2003

Aladdin Capital LLC
Index
December 31, 2003



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Management of the Member of
Aladdin Capital LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Aladdin Capital LLC at December 31, 2003, and the results of its operations, the changes in its member's capital and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2004

1

Aladdin Capital LLC
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	1,236,080
Deposit with clearing broker		2,000,000
Due from clearing broker		207,571
Prepaid expenses		2,948
Accrued interest		348
Other assets		622
Total assets	$	3,447,569

Liabilities & Member's Capital

Liabilities

Due to Parent Company	$	34,550
Accounts payable and other accrued expenses		117,385
Total liabilities		151,935

Member's Capital

Member's capital held by Aladdin Capital Holdings, LLC		3,295,634
Total liabilities and member's capital	$	3,447,569

The accompanying notes are an integral part of these financial statements.

Aladdin Capital LLC
Statement of Operations
Year Ended December 31, 2003

Revenues	
Net gains on principal transactions in securities	$ 9,658,697
Commissions and Fees	1,565,395
Interest	154,333
Total revenues	11,378,425
Expenses	
Clearing charges	167,560
Operating expenses	60,000
Personnel	20,000
Professional fees	93,065
Regulatory fees and licenses	23,731
Other expenses	13,936
Total expenses	378,292
Income before income taxes	11,000,133
Provision for income taxes allocable to the Company	(4,617,796)
Net income	$ 6,382,337

The accompanying notes are an integral part of these financial statements.

Aladdin Capital LLC
Statement of Changes in Member's Capital
Year Ended December 31, 2003

Member's capital at January 1, 2003	$	7,625,501
Distributions to Parent Company		(15,330,000)
Deemed capital contribution for the income taxes allocable to the Company		4,617,796
Net income		6,382,337
Member's capital at December 31, 2003	$	3,295,634

The accompanying notes are an integral part of these financial statements.

Aladdin Capital LLC
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities		
Net income	$	6,382,337
Adjustments to reconcile net income to net cash provided by operating activities		
Provision for income taxes allocable to the Company		4,617,796
Increase in prepaid expenses		(171)
Increase in due from clearing broker		(207,571)
Decrease in accrued interest		290
Increase in other assets		(201)
Increase in accounts payable and accrued expenses		126,848
Net cash provided by operating activities		10,919,328
Cash flows from investing activities		
Decrease in securities purchased under agreement to resell		5,529,344
Net cash provided by investing activities		5,529,344
Cash flows from financing activities		
Distributions to the Parent Company		(15,330,000)
Net cash (used in) financing activities		(15,330,000)
Increase in cash and cash equivalents		1,118,672
Cash and cash equivalents		
Beginning of year		117,408
End of year	$	1,236,080
Supplemental cash flow information		
Payment of income taxes by Parent on behalf of the Company	$	4,617,796

The accompanying notes are an integral part of these financial statements.

1. **Organization**

    Aladdin Capital LLC (the "Company") was organized as a Delaware Limited Liability Company on November 5, 1999 and is a wholly-owned subsidiary of Aladdin Capital Holdings, LLC. In December 2003, Aladdin Capital Holding, Inc. (the former Parent) underwent a reorganization (the "Reorganization"), which resulted in Aladdin Capital Holdings LLC (the "Parent") assuming the role of Parent to the Company. The shareholders of Aladdin Capital Holdings Inc. are also the managing members of the Parent. The Company is primarily engaged in the trading of government and corporate debt securities for its own behalf from its offices in Stamford, Connecticut. The Company also enters into securities transactions as agent for unaffiliated institutional customers and entities affiliated with or related to the Parent Company. The Company may also act as a placement agent of private equity or debt securities. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers. The Company operates on a fully disclosed basis through a clearing broker.

2. **Significant Accounting Policies**

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    Cash and cash equivalents include cash and money market bank accounts maintained at major U.S. money center banks. The Company defines cash equivalents as short-term interest bearing investments with maturities at time of purchase of three months or less.

    Securities Transactions
    Proprietary and customers' securities transactions, including gains on principal transactions, commission income, and clearing costs are recorded on a trade date basis.

    Fee Income
    Fee income is recognized as earned.

    Expenses
    Expenses are recorded on the accrual basis of accounting.

    Purchase of Securities under Agreements to Resell
    Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require the counterparty to deposit additional collateral or return collateral pledged when appropriate. If the counterparty defaults and the value of the collateral declines or if bankruptcy proceedings commenced with respect to the

counterparty, realization of the collateral by the Company may be delayed or limited. There were no reverse repurchase agreements at December 31, 2003.

Income Taxes
The Company is a disregarded entity for tax purposes; however, since the Company is a single member LLC and its sole member is a taxable entity, in accordance with Financial Accounting Standards No. 109, the Company recognizes a provision for income taxes on the statement of operations. The amount of income tax recognized is based on the Parent's effective federal and state and local tax rates applied to the Company's net income and is recognized as of the date of the financial statements.

3.   **Deposit with Clearing Broker**

The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker, Salomon Smith Barney Inc., to maintain a collateral account during the term of the agreement to secure its obligations under the agreement.

The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003 and for the year then ended, the Company has recorded no liabilities nor paid expenses with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company maintains the credit standing of the clearing broker and all counterparties with which it conducts business.

4.   **Related Party Transactions**

In the ordinary course of business, the Company deals with the Parent and other affiliated companies. These transactions arise in the normal course of business and are summarized below. Receivables from and payables to affiliates represent amounts due from and to affiliated entities which are expected to be settled in the normal course of business.

Parent Services
The Company shares office facilities and related services with its Parent and its affiliated entities. Under a service agreement between the Company and its Parent, the Company is required to pay the Parent a monthly fee equal to the lesser of 40 percent of its allocated overhead or $5,000. For the year ended December 31, 2003 the Company paid an aggregate of $60,000 to the Parent Company under this agreement, which is reflected as operating expenses in the statement of operations. Effective December 2003, the Company revised the service agreement to comply with the NASD notice to members regarding application of the financial responsibility rule. Under the revised agreement, services provided by the Parent for Bloomberg quote and information services, use of office space, personnel, telephone and general office supplies. The Company recorded

$29,550 under the revised agreement in December 2003, which is reflected in the relevant expense categories in the statement of operations.

Due to Parent
The Company has a $34,550 intercompany payable to the Parent at December 31, 2003.

Distributions to Parent
During 2003, the Company's management approved and paid $15,330,000 in cash to the Parent.

Fee Income
In December 2003, the Company purchased $11,000,000 of preferred shares of an affiliated non-registered investment entity as placement agent. The Company subsequently sold $6,000,000 of preferred shares to members of the Parent and recorded a loss of $300,000. The remaining shares were sold to an unrelated third party at the Company's cost. In addition, for services as placement agent, the Company received a $1,100,000 fee from an affiliate.

The Company's directors and some of its officers and employees also serve as officers and employees of the Parent and its affiliates.

5.   **Income Tax**

As a single member limited liability company, the Company is disregarded as a separate entity for tax purposes. Accordingly, the Company is considered an extension of its Parent for tax purposes for the period through the date of the Reorganization. As such, the Company recognized an estimated tax provision of $4,617,796 consisting of federal taxes of $3,590,096 and state and local taxes of $1,027,700. Such taxes were calculated based on the effective corporate income tax rates applicable to the Member. The Member is able to withdraw amounts from the Company, subject to certain notice requirements, to fund tax payments and for other reasons.

The Company and the Parent do not maintain a formal tax sharing agreement. The Company has recognized a deemed capital contribution in the amount of the provision for income taxes on the statement of changes in member's capital.

6.   **Fair Value of Financial Instruments**

The Company's financial instruments are short-term in nature with carrying amounts, which approximate fair value. The financial instruments generally expose the Company to limited credit risk.

7.   **Commitments and Contingencies**

Concentration of Business
Substantially all of the Company's net gains on principal transactions in securities for the year was generated from proprietary trading in corporate debt securities.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities with counterparties which primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends

Aladdin Capital LLC
Notes to Financial Statements
December 31, 2003

on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as management deems necessary, the credit standing of each counterparty.

8. **Net Capital**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis.

At December 31, 2003, the Company had net capital of $3,291,715 which exceeded required net capital of $100,000 by $3,191,715. The Company's ratio of aggregate indebtedness to net capital was .048 to 1.

9. **Subsequent Event**

In January 2004, the Company's management approved and paid $1,150,000 in cash to the Parent.

Aladdin Capital LLC
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2003   Supplementary Schedule I

Net capital

Member's capital	$ 3,295,634

Deductions and/or changes
Non-allowable assets

Prepaid expenses, accrued interest and other assets	(3,919)
Net capital	$ 3,291,715

Aggregate Indebtedness
Items included in balance sheet

Accounts payable and accrued expenses	$	117,385
Due to Parent Company		34,550
Total aggregate indebtedness	$	151,935

Computation of Basic Net Capital Requirements

1. Minimum net capital required (6 2/3 percent of aggregate indebtedness)	$	10,129
2. Minimum net capital of broker-dealer	$	100,000
Net capital requirement (greater of 1. or 2.)	$	100,000
Excess net capital (net capital less net capital requirement)	$	3,191,715
Percentage of aggregate indebtedness to net capital		4.76 %

Statement pursuant to paragraph (d)(1) of SEC Rule 17a-5
There are no material differences between this computation of net capital above and the corresponding computation prepared by the Company for inclusion in its unaudited Form X-17A-5 Part II A FOCUS Report as of December 31, 2003.

Aladdin Capital LLC
Computation for Determination of Reserve
Requirements and Information Relating to
Possession or Control Requirements Under Rule
15c3-3 of the Securities and Exchange Commission
December 31, 2003   Supplementary Schedule II

The Company is exempt from Rule 15c3-1 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

**Report of Independent Auditors
on Internal Accounting Control Required
by SEC Rule 17a-5**

To the Management and Member of
Aladdin Capital LLC

In planning and performing our audit of the financial statements and supplemental schedules of
Aladdin Capital LLC (the "Company") for the year ended December 31, 2003, we considered its
internal control, including control activities for safeguarding securities, in order to determine our
auditing procedures for the purpose of expressing our opinion on the financial statements and not to
provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we
have made a study of the practices and procedures followed by the Company, including tests of
compliance with such practices and procedures, that we considered relevant to the objectives stated in
Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule
    17a-3(a)(11); and

2. Determining compliance with the exemptive provision of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities; we did not review the practices and procedures followed by the
Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the
    recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal
    Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin
    securities of customers required by Rule 15c3-3;

1



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2004